

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 20, 2008

Jeffrey W. Epstein
General Counsel and Secretary
TerreStar Corporation
12010 Sunset Hills Road, 9th Floor
Reston, VA 20190

> **Re:** **TerreStar Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 29, 2008**
> **File No. 001-33546**

Dear Mr. Epstein:

We have completed our review of your information statement and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Barbara Becker
Gibson, Dunn & Crutcher LLP
Via facsimile: (212) 351-6202